Announcement

Oxford Glycosciences PLC

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company
Oxford GlycoSciences Plc
2) Name of shareholder having a major interest
OppenheimerFunds, Inc.
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Various Clients
5) Number of shares/amount of stock acquired
Unknown
6) Percentage of issued class
Unknown
7) Number of shares/amount of stock disposed
N/A
8) Percentage of issued class
N/A
9) Class of security
Ordinary 5p shares
10) Date of transaction
Unknown
11) Date company informed
12 August 2002
12) Total holding following this notification
3,492,554
13) Total percentage holding of issued class following this notification
6.27%
14) Any additional information
N/A
15) Name of contact and telephone number for queries
Richard Stephens 01235 208021
16) Name of authorised company official responsible for making this notification John Ilett, Company Secretary
Date of notification 13 August 2002
END